Filed by Computer Network Technology Corporation pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed to be filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended.

Subject Company: Computer Network Technology Corporation
Commission File No. 333-122758

ON MARCH 15, 2005, COMPUTER NETWORK TECHNOLOGY CORPORATION CONDUCTED A MEETING OF ITS EMPLOYEES AT WHICH THE SLIDES SET FORTH BELOW WERE PRESENTED.

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Welcome

Employee Meeting Agenda

•      Welcome

•      Q4 Financial Review

•     Additional Business Updates

•     Customer Successes

•     AMEX, IGS/ING and Pilgrim’s Pride

•      Product Highlights

•      Recognition

•      Wrap-up & Q&A

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PRELIMINARY FINANCIAL RESULTS

Greg Barnum

Chief Financial Officer

On February 11, 2005, McDATA filed a registration Statement on SEC Form S-4 and McDATA and CNT filed a Joint Proxy Statement/Prospectus with the SEC in connection with the proposed merger. This Registration Statement has not been declared effective by the SEC and the Joint Proxy Statement/Prospectus is not in its final definitive form and both may be amended. McDATA and CNT will mail a Joint Proxy Statement/Prospectus to stockholders of McDATA and shareholders of CNT containing information about the proposed merger after the registration Statement containing the Joint Proxy Statement/Prospectus has been declared effective by the SEC. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully in their entirety when they are available. The Registration Statement and Joint Proxy Statement/Prospectus contain important information about McDATA, CNT, the proposed merger, the persons soliciting proxies relating to the proposed merger, their interests in the transaction and related maters. Investors and security holders can obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus may also be obtained from McDATA by directing a request by mail to McDATA Corporation at 380 Interlocken Crescent, Broomfield, CO 80021, telephone (720) 558-4629, or from CNT by directing a request by mail to CNT at 6000 Nathan Lane North, Plymouth Minnesota 55442, telephone (763) 268-6130.

McDATA, CNT, directors and certain executive officers of McDATA and CNT may be considered participants in the solicitation of proxies in connection with the Merger. Certain directors and executive officers may have direct or indirect interests in the Merger due to securities holdings of McDATA and CNT, and you should refer to the Joint Proxy Statement/Prospectus for further information on these matters.

Financial Results – Fourth Quarter 2004

(In millions, except per share data)

	Pro Forma	Adj.*	GAAP
Revenues	$103.9	—	$103.9

Operating Income (loss)	$2.7	$(3.3)	$(.6)

Operating EPS (loss)	$.04	—	$(.07)

*Amortization of intangibles $841,000, severance $691,000, stock comp. $436,000 and merger expenses $1.3 million

Non-GAAP financial measures are reconciled to our GAAP numbers in our press release which can be found on our web site at www.cnt.com.

Pro Forma Financial Results

(In millions, except per share data)

	Q4 2004	Q3 2004	Change
Revenues	$104.0	$89.0	17%

Operating Income	$2.7

Operating EPS	$.04

Revenues

($ In Millions)	Q4 2004	Q3 2004	Change
CNT:
Products	$55.1	$40.6	36%
Maintenance	20.7	22.2	-7%
	75.9	62.8	21%

CNT 3rd Party Integration:
Products	17.3	16.2	7%
Professional Services	10.8	10.0	8%
	28.1	26.2	7%

Total	$104.0	$89.0	17%

Balance Sheet/Key Ratios

($ in millions)	Jan 05	Oct 04
Cash and Investments	$54.2	$57.9

Working Capital	$59.4	$55.5

Inventory Turns	7.4	4.8

Revenue per Employee	$403,000	$318,000

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Integration Update

Integration Teams

•	CNT Team		•	McDATA Team
	•	Jeff Bertelsen – Finance		•	Mary Durham – Finance
	•	Barb Schmit – IT		•	Craig Henderson – IT
	•	Kevin Hansen – HR		•	Shelie Tucker – HR
	•	Gail Greener – Sales/Marketing		•	Mike Dailey – Sales/Marketing
	•	Tracey Franke – Sales/Marketing		•	Brian Logan – Sales/Marketing
	•	Steve Deslauriers – Customer Supp.		•	Peter Dougherty – Sales/Marketing
	•	Lisa Ludgate – Customer Supp.		•	StefanieTettero – Customer Supp.
	•	Dave Evans – Mfg/Supply Chain		•	Lonney Steinhoff – Mfg/Supply Chain
	•	Ron Romeike – Mfg/Supply Chain		•	Bob Finley – Mfg/Supply Chain
	•	Dave Vitt – Engineering		•	Ann Felteau – Engineering
	•	Paul Martin – Engineering		•	Jim Nollsch – General Integration
	•	Greg Barnum – Integration Lead		•	Scott Berman – Integration Lead

Integration Update

•      Activities To-Date

•     1/18/05 – McDATA announces intent to acquire CNT

•     2/11/05 – Hart Scott Rodino (HSR) approval granted

•     2/23/05 – SEC notifies McData that no further review is required

•     Various – Integration teams have conducted multiple functional reviews

•      Ongoing Activities

•     S4 (Proxy) filed with the SEC

•     Proxy materials sent out to shareholders

•     Shareholder meeting

•     Closing date

Decision-Making & Communications

•      Decision-Making Process

•                  Individuals from both organizations are actively involved in evaluating decisions regarding product plans, organizational structure, employee benefits, etc.

•     John Kelley has committed to “best of breed” relative to products, services, processes and staffing

•      Communications

•     We will continue to update employees as new information becomes available

•     Most communications must be filed with the SEC, so we will consolidate them where/when appropriate

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Q4 Customer Successes

End-to-end solutions approach results in larger deals and more customer value

AMEX

•                 Global financial services organization, loyal CNT customer

•                 Growth in billing, banking applications to support their internal and external customers drives infrastructure growth

•                 Greg Fazio and team sold them 16 USD-Xs, implementation services, ongoing performance analysis, NMS

•                 Largest single DR network – and largest XRC network – in the world!

•                  64 USD nodes total

•                  Backbone of their DR for mainframe environment

•                  Phoenix to Minneapolis

•                  Working towards a one-hour recovery point objective

•                 Clear sweet spot for CNT

•                 A real team effort: Special thanks to Ben Hart (Engineering), Frank Switzer (SC), John Duffy (PS), Erich Elit and Sean Maxwell (Sales Management), Andy Afdahl (SAE), Mike Rinderknecht (Major Accounts), and the Sales Support team

IGS/ING

•                 IGS outsourced ING’s mainframe and oen systems data center operations

•                 Relocation to IGS Boulder delivery center

•                  Phase one - main frame applications in Minneapolis

•                  Migrate and re-host applications/data to Boulder, CO via PPRC (disk); VSM (tape)

•                  Phase two - BCRS will provide Business Recovery Services in Sterling Forest, NY, which requires a data mirroring network

•                 CNT provided:

•                  sizing and design consulting, migration services

•                  infrastructure – 8 USDs and 2 x OC-12 circuits for migration and BC/DR network

•                  NMS monitoring and management of complete solution

•                 Solution value of $5.8M including telco services for 5 years

•                 Great work by Erich Elit, Don Schmeichel, Frank Switzer, Gary Marquard

Pilgrim’s Pride

•                 Major food products producer

•                 Post-acquisition, SAP and SQL implementations grew

•                 Storage infrastructure hit its limits; Needed to grow and expand

•                 In partnership with HDS, Bryan Couzens and team provided a complete, turnkey solution with over $3M of HDS, CNT and STK products

•                  BC/DR consulting

•                  DAS to SAN migration with UMDs

•                  HDS Tagmastore

•                  Integrated backup solution to STK

•                 End-to-end solution drove greater value for CNT, our partners and the customer

•                 Next phase: mirroring between data centers. Does that sound like a job for CNT?

•                 Special thanks to Roy Gray and Nathan King for their good work on this project

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Product Highlights

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UMD Highlights

UMD installations span the globe

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As an integrated team we have moved mountains.

•      100+ UMDs in full production

•    65% FICON

•    28% FC

•    7% Mixed FICON and FC environments

UMD Highlights

•                 Installed 200 units since GA on August 20th

CNT fastest growing director company for Q3 and Q4.

•                  Brocade:  e.g. Royal Borough of Kingston

•                  Cisco:  e.g. Intesa

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Extension Highlights

2004 Extension Products Highlights

• 2004 Revenue Achievements
• Overall extension business:	UP 40% 1H04 to 2H04
• USDX sales:	UP 38% 1H04 to 2H04
• Edge sales:	UP 45% 1H04 to 2H04	[GRAPHIC]

• Market Drivers Helping Sales
• Fibre Channel and FICON sales	UP 46% 2003 to 2004

• Product & Market Accomplishments
• Edge 3000 Market Recognition
• Product of the Year Award - Silver:	Storage Magazine – Jan, 2004
• Top Honors - Interconnect Products:	Network Storage Conference – Apr, 2004
• USDX and Edge 3000 - FICON Qualification
• IBM Qualification for XRC and VTS
• Improved Interoperability: Fibre Channel
• Qualified with CNT, Brocade, McData, Cisco		[GRAPHIC]

2004 Extension Products Highlights

•                 UltraNet Install Base Is Growing Every Year

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Record Number of UltraNet Edge Customers & Units Shipped in 2004!!!!

•                  Due to CNT Tape Pipelining – We displaced CISCO!!!   And, secured an order for over 30 units at ONE CUSTOMER

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2900 Update

2900 Update		[GRAPHIC]
2940 – 4,096 ports

Pre GA Activity
• Regulatory Tests	- Complete
• Major Outsourcer Beta	- Underway
• Very happy so far
• Target Revenue in April
• Internal Launch	- March 28

GA – April 15

• Systems	2940	4,096 ports
	2920	2,048 ports
	2930	2,048 upgr to 4,096

• Ports	UFO-M32	(multi-mode)
	UFC-16	(SM fiber + Copper)

• Control	Windows	TSS/TSC
	Unix	VC/1000

Early Prospects

• Outsourcer	DR Testing
• Telco	Trade-up 2700
• Auto	Copper GbE
• Home Imp’t	new Remote DC
• Chocolate	Open Systems
(60 changes/day)
• US Govt	(HS DataComm -
Security interest)

URA Update

•                 Great News!

Team CNT You did it!

• We designed it

• We sold it

• We built it

• We shipped it

• We installed it

• We service it

• We are doing that exceptionally well

• We are proving our value daily to our acquirer!

• We deliver on promised solution value to the customer!
Don’t Stop

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Employee Recognition

Bringing UMD to Market

•	Jason Artwohl	•	Bruce Hood	•	Robin Pilcher
•	Scott Balthazor	•	Bill Kain	•	Dana Richard
•	Patty Barkley	•	John Krosnoski	•	Derrick Riddick
•	Walt Cannon	•	UdoKuhr	•	Jeff Robinson
•	Dan Cardone	•	Rajesh Kumar	•	Ron Romeike
•	Mike Coholich	•	Frank Labunski	•	Tom Shuey
•	Paul Crossley	•	Lisa Ludgate	•	Uwe Sendrowski
•	Gina Dirks	•	Mike Martinjako	•	Barb Taack
•	Dave Evans	•	Lonnie McClellan	•	Tim Taylor
•	Mark Fiecke	•	Dennis McEachern	•	Jack Wasneski
•	Kevin Gaffney	•	Rich Mroz	•	Matthias Werner
•	Sandy Gallus	•	Mike Naylor	•	Kirk Wettschreck
•	Graham Godfrey	•	Jay Nelms	•	Andy Wigart
•	Nick Hannon	•	Paul O’Hegyi	•	DarranWood
•	Dan Hogan	•	Macon Pickle	•	Joachim Zieten

A Successful Quarter for Extension and URA

Extension	URA
• Don Croft	• Todd Bloom
• Ben Hart	• Kent Christensen
• Ryan Hegland	• Mauricio Daher
• Brian Larsen	• Tim McHugh
• Gary Schumacher	• Bob Peterson
• Todd Shoemaker

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QUESTIONS

ADDITIONAL INFORMATION AND WHERE TO FIND IT: On February 11, 2005, McDATA filed a registration Statement on SEC Form S-4 and McDATA and CNT filed a Joint Proxy Statement/Prospectus with the SEC in connection with the proposed merger. This Registration Statement has not been declared effective by the SEC and the Joint Proxy Statement/Prospectus is not in its final definitive form and both may be amended. McDATA and CNT will mail a Joint Proxy Statement/Prospectus to stockholders of McDATA and shareholders of CNT containing information about the proposed merger after the registration Statement containing the Joint Proxy Statement/Prospectus has been declared effective by the SEC. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully in their entirety when they are available. The Registration Statement and Joint Proxy Statement/Prospectus contain important information about McDATA, CNT, the proposed merger, the persons soliciting proxies relating to the proposed merger, their interests in the transaction and related matters. Investors and security holders can obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus may also be obtained from McDATA by directing a request by mail to McDATA Corporation at 380 Interlocken Crescent, Broomfield, CO 80021, telephone (720) 558-4629, or from CNT by directing a request by mail to CNT at 6000 Nathan Lane North, Plymouth Minnesota 55442, telephone (763) 268-6130.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, McDATA and CNT file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by McDATA and CNT at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. McDATA’s and CNT’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

McDATA, CNT, directors and certain executive officers of McDATA and CNT may be considered participants in the solicitation of proxies in connection with the Merger. Certain directors and executive officers may have direct or indirect interests in the Merger due to securities holdings of McDATA and CNT, and consulting arrangements, service as directors and officers and rights to severance payments following the Merger. In addition, certain directors and officers, after the Merger, will be indemnified by McDATA and will benefit from insurance coverage for liabilities that may arise from their services as directors and officers of CNT prior to the Merger. McDATA and CNT have retained Mellon Investor Services LLC to assist them in soliciting proxies from their respective stockholders and shareholder. Additional information regarding the participants in the solicitation is contained in the Registration Statement and Joint Proxy Statement/Prospectus filed by McDATA and CNT with the SEC.